CONTACT:

Ronald W. Hasek
(412) 456-4459

                                                      FOR IMMEDIATE RELEASE

   PITTSBURGH, PA  July 22, 2003. . . . . Ampco-Pittsburgh Corporation had
sales of $51,747,000 and $101,426,000 for the three and six months ended June 30, 2003, respectively, against sales of $57,524,000 and $112,223,000 for the comparable prior year periods. Net income for the three months ended June 30, 2003 and 2002, was $391,000 or $0.04 per share and $2,100,000 or $0.22 per share, respectively. Net income for the six months ended June 30, 2003 equaled $588,000 or $0.06 per share in comparison to $425,000 or $0.04 per share for the six months ended June 30, 2002, which included an after-tax charge of $2,894,000 or $0.30 per share for the write off of goodwill specific to the Plastics Processing Machinery segment.

   Income from operations approximated $1,237,000 and $2,007,000 for the three and six months ended June 30, 2003, respectively, against $3,297,000 and $5,764,000 for the comparable prior year periods. During the three and six months of 2003, the Corporation incurred pre-tax legal costs of approximately $700,000 and $1,300,000, respectively, for case management and insurance recovery relating to lawsuits filed in connection with asbestos-containing products manufactured decades ago.

   Sales and earnings for the Forged and Cast Rolls segment, despite a weak steel industry and margin erosion resulting from unprecedented increases in natural gas costs, continued a modest improvement. A stronger order book, particularly for sales outside the United States, provides optimism for further improvement as the year progresses.

   The Air and Liquid Processing segment, which was responsible for most of the Corporation's reduction in sales and earnings, suffered a drop in sales of 30% and 26% in the quarter and year to date, respectively, compared with the same periods of the prior year. The segment continued to be impacted by the nationwide reduction in industrial, construction and capital spending. In addition, the extraordinarily high demand for the segment's power generation equipment products over the last several years has fallen to the lowest level since 1997. While the segment was also impacted in the quarter and year to date by the legal costs related to the asbestos containing products, these expenses are expected to reduce towards year end.

   The Plastics Processing Machinery segment incurred a small loss in the quarter. The industry it serves is in the third year of lackluster demand and low levels of capital investment.

   Despite the difficult manufacturing economy, we are encouraged that income from operations for the year to date is positive. The financial strength of the Corporation is a significant asset and we continue to evaluate potential acquisitions and/or disposals of existing businesses.



                                   # # #


                       AMPCO-PITTSBURGH CORPORATION
                             FINANCIAL SUMMARY



                         Three Months Ended June 30, Six Months Ended June 30,
                               2003        2002        2003         2002

Sales                     $51,747,000  $57,524,000  $101,426,000  $112,223,000


Income from operations      1,237,000    3,297,000     2,007,000     5,764,000
Other (expense) income - net (156,000)     336,000      (400,000)       60,000

Income before income taxes  1,081,000    3,633,000     1,607,000     5,824,000
Income tax provision          690,000    1,533,000     1,019,000     2,505,000

Net income before cumulative
 effect of change in
 accounting for goodwill      391,000    2,100,000       588,000     3,319,000

Cumulative effect of change
 in accounting for goodwill,
 net of income taxes of
 $1,558,000                         -            -             -    (2,894,000)

Net income                $   391,000 $  2,100,000   $   588,000  $    425,000


Basic and diluted
 earnings per share:

  Net income before
   cumulative effect
   of change in
   accounting for goodwill$      0.04 $       0.22   $      0.06  $        0.34

  Cumulative effect of
   change in accounting
   for goodwill           $         - $          -   $         -  $       (0.30)

  Net income              $      0.04 $       0.22   $      0.06  $        0.04
